SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: July 25, 2002

By:
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

For immediate release

KINGDOM HOTELS SUBSIDIARY EXCHANGES INTEREST IN FAIRMONT MANAGEMENT COMPANY FOR A STAKE IN FAIRMONT HOTELS & RESORTS INC.

TORONTO, July 25, 2002– Fairmont Hotels & Resorts Inc. ("FHR")(TSX/NYSE: FHR) announced today that a subsidiary of Kingdom Hotels (USA), Ltd. ("Kingdom"), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud, has signed an agreement to exchange its 16.5% interest in Fairmont Hotels Inc. ("FHI"), the Fairmont management company, for shares of the public company FHR. As a result of this transaction, Kingdom will acquire approximately 4% of FHR's outstanding shares. The transaction will result in the issuance of not more than 3,450,000 shares and not less than 2,875,000 shares, depending on certain future events. Commenting on the announcement, Prince Alwaleed, the president of Kingdom, said, "Kingdom's investment is intended to be a long-term holding and we look forward to our continued relationship with FHR."

Upon the closing of this transaction, which is expected to take place in the third quarter following the obtaining of all regulatory approvals, FHR will increase its interest in FHI from 67% to 83.5%. A partnership managed by Maritz, Wolff & Co. will continue to hold the balance of 16.5%. The shareholder agreement between FHR and the Maritz, Wolff & Co. partnership, which provides for certain rights as between the parties as shareholders, will remain in force. These rights include the Maritz, Wolff & Co. partnership's right to put its FHI shares to FHR and each shareholder's right to acquire the other's position in certain events.

Separately, FHR announced that, in light of the drop in the market value of share prices in the lodging industry, FHR intends to actively repurchase its shares in the market over the next several months pursuant to its normal course issuer bid.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 78 luxury and first class properties with approximately 31,000 rooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It currently holds a 67 percent controlling interest in FHI, North America's largest luxury hotel management company. FHI manages 38 distinct city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

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Contacts:

M. Jerry Patava
Executive Vice President
and Chief Financial Officer
Tel: 416.874.2450

Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com